May 20, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Escalon Medical Corp. File No. 333-157174 Registration Statement on Form S-3
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Escalon Medical Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-157174) be accelerated to 9 a.m. on Friday, May 22, 2009, or as soon thereafter as practicable. The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ESCALON MEDICAL CORP.
By:	/s/ Richard J. DePiano
Richard J. DePiano,
Chairman of the Board